Exhibit 4.1

CARIBOU BIOSCIENCES, INC.

DESCRIPTION OF COMMON STOCK

Caribou Biosciences, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – common stock, par value $0.0001 per share (the “Common Stock”). The Common Stock trades on The Nasdaq Global Select Market under the trading symbol “CRBU.”

The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the Common Stock, you should refer to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Amended and Restated Bylaws (the “Bylaws”), which are filed as exhibits to the Annual Report on Form 10-K to which this description is filed as an exhibit.

The Company’s authorized capital stock consists of 310,000,000 shares, all with a par value of $0.0001 per share, 300,000,000 of which are designated as Common Stock and 10,000,000 of which are designated as preferred stock.

Common Stock

Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, except for certain votes that relate solely to the terms of preferred stock, and do not have cumulative voting rights in the election of directors. An election of directors by the Company’s stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company’s board of directors, subject to any preferential dividend rights of any series of preferred stock that the Company may designate and issue in the future.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors out of legally available funds.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately the Company’s net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock will have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the Company’s common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Anti-Takeover Effects of the Certificate of Incorporation and Bylaws

The Company’s Certificate of Incorporation and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors, but which may have the effect of delaying, deferring, or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company’s board of directors.

These provisions include:

Classified Board. The Certificate of Incorporation provides that, other than any directors elected by the separate vote of one or more series of preferred stock (if any) who are entitled to elect directors, the board of directors will be divided into three classes of directors. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company’s board of directors. The Certificate of Incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to one or more resolutions adopted from time to time by the board of directors.

Action by Written Consent; Special Meetings of Stockholders. The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent. The Certificate of Incorporation and Bylaws also provide that, except as otherwise required by statute and subject to the rights, if any, of the holders of any series of preferred stock, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors, the chair of the board of directors, or the Company’s chief executive officer. Except as described above, stockholders will not be permitted to call a special meeting or to require the Company’s board of directors to call a special meeting.

Removal of Directors. The Certificate of Incorporation provides that, subject to the special rights of the holders of one or more series of preferred stock (if any) to elect directors, directors may be removed only for cause by the affirmative vote of at least 66 2/3% of the voting power of the Company’s outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of the Company’s stockholders to prevent a change in the composition of our board.

Advance Notice Procedures. The Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the Company’s notice of meeting or brought before the meeting specifically by or at the direction of the board of directors or by a stockholder who was a stockholder of record both at the time of giving the stockholder’s notice referenced below and at the time of the meeting, who is entitled to vote at the meeting and is present in person at the meeting, and who has given the Secretary of the Company timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting and must update and supplement that written notice on a timely basis as described in the Bylaws. Although the Bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Supermajority Approval Requirements. The Delaware General Corporation Law (“DGCL”) generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws requires a greater percentage. The Certificate of Incorporation and Bylaws provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the Company’s then-outstanding shares of capital stock entitled to vote generally in the election of directors will be required to adopt, amend or repeal Bylaws and certain specified provisions of the Certificate of Incorporation. This requirement of a supermajority vote to approve amendments to the Certificate of Incorporation and Bylaws could enable a minority of the Company’s stockholders to exercise veto power over any such amendments.

Authorized but Unissued Shares. The Company’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of the Company’s common stock by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum. The Certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought on behalf of the Company, actions against current or former directors, officers, employees, agents, or stockholders for breach of a fiduciary duty, and other similar actions may be brought only in specified courts in the State of Delaware. This exclusive forum provision explicitly does not apply to actions arising under federal securities laws, including suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, or any other claim for which federal courts have exclusive jurisdiction. Furthermore, the Certificate of incorporation also provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any compliant asserting a cause of action arising under the Securities Act. Although the Company believes these provisions benefit the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against the Company’s directors and executive officers.

Section 203 of the DGCL

The Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (i) before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (iii) at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Company has not opted out of Section 203 of the DGCL. As a result, mergers or other takeover or change in control attempts of the Company may be discouraged or prevented.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, Massachusetts 02021.